UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

11 December 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Media Release – Telecom Issues NZ$50m 7 year Domestic Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 11 December 2012	By:	/s/ Laura Byrne

	Name:	Laura Byrne
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT 11 December 2012

Telecom issues NZ$50 million, 7 year domestic notes

Telecom has today announced the issue of NZ$50 million, seven year domestic notes by TCNZ Finance Limited.

The issue represents an increase to the NZ$200 million, seven year notes issued on 25 October 2012 and brings the total outstanding issue size of the transaction to NZ$250 million. The notes pay a coupon of 5.25% and mature on 25 October 2019.

The proceeds of the notes will be used to refinance debt and for general corporate purposes.

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For more information:

Mark Laing

General Manager Capital Markets & Investor Relations

+64 (0) 27 227 5890